UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HCI Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

40416E103

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 672 – 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CB SNOWBIRD HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Reflects 750,000 shares of common stock, no par value per share (the “Common Stock”) of HCI Group, Inc. (the “Issuer”) issuable upon the conversion of the Warrant (as defined herein) of the Issuer reported herein acquired by CB Snowbird Holdings, L.P. (“CB Snowbird”), of which Warrant CB Snowbird has shared voting and dispositive power over 98.5% of such Warrant, or 738,750 Warrant.

**

The calculation is based on the 9,326,933 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 8,588,183 shares of Common Stock of the Issuer outstanding as of November 1, 2023, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 11, 2023 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant of the Issuer reported herein acquired by CB Snowbird, of which Warrant CB Snowbird has shared voting and dispositive power over 98.5% of such Warrant, or 738,750 Warrant.

**

The calculation is based on the 9,326,933 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 8,588,183 shares of Common Stock of the Issuer outstanding as of November 1, 2023, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 11, 2023 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant of the Issuer reported herein acquired by CB Snowbird, of which Warrant CB Snowbird has shared voting and dispositive power over 98.5% of such Warrant, or 738,750 Warrant.

**

The calculation is based on the 9,326,933 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 8,588,183 shares of Common Stock of the Issuer outstanding as of November 1, 2023, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 11, 2023 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III CAYMAN GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant of the Issuer reported herein acquired by CB Snowbird, of which Warrant CB Snowbird has shared voting and dispositive power over 98.5% of such Warrant, or 738,750 Warrant.

**

The calculation is based on the 9,326,933 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 8,588,183 shares of Common Stock of the Issuer outstanding as of November 1, 2023, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 11, 2023 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY H. ARONSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant of the Issuer reported herein acquired by CB Snowbird, of which Warrant CB Snowbird has shared voting and dispositive power over 98.5% of such Warrant, or 738,750 Warrant.

**

The calculation is based on the 9,326,933 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 8,588,183 shares of Common Stock of the Issuer outstanding as of November 1, 2023, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 11, 2023 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrant reported herein.

Item 1. Security and Issuer.

This constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Schedule 13D”) filed by the undersigned on March 8, 2021 and relates to the shares of common stock, no par value (“Common Stock”), of HCI Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 3802 Coconut Palm Drive, Tampa, FL 33619. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of Amendment No. 1 is hereby amended and supplemented as follows:

On January 22, 2024, CB Snowbird Holdings, L.P., a Delaware limited partnership (“CB Snowbird”), entered into a redemption agreement (“Redemption Agreement”) with the Issuer and TypTap Insurance Group, Inc., a Florida corporation (“TTIG”), whereby TTIG redeemed all of the 9,000,000 shares of TTIG Series A-1 Preferred Stock and 1,000,000 shares of TTIG Series A-2 Preferred Stock previously issued to CB Snowbird, collectively, for approximately $103 million (the “Redemption”). As a result of the Redemption, CB Snowbird no longer has any equity interest in TTIG. The Redemption Agreement contained representations, warranties and mutual releases customary for this type of transaction. Pursuant to the Redemption Agreement, the parties agreed that each of the Parent Guaranty Agreement, dated February 26, 2021, by the Issuer in favor of CB Snowbird and the TTIG Shareholders Agreement, dated February 26, 2021, by and among CB Snowbird, the Issuer and TTIG, are terminated effective immediately.

In connection with the Redemption, the Issuer entered into an amended and restated common stock purchase warrant with CB Snowbird, dated January 22, 2024, allowing for the issuance of 750,000 shares of Common Stock at an exercise price of $54.40 per share (the “Warrant”). The Warrant contains substantially similar terms and conditions as the common stock purchase warrant, dated February 26, 2021, with the Issuer (the “Original Warrant”), except that the ability to exercise the Warrant for shares of Common Stock expires as follows: 300,000 shares expire February 26, 2025; 150,000 shares expire December 31, 2026; 150,000 shares expire December 31, 2027; and the remaining 150,000 shares expire December 31, 2028. As with the Original Warrant, the Warrant may be exercised with cash or on a “cashless” basis, at the option of CB Snowbird and is subject to customary adjustments in its exercise price and/or number of shares of Common Stock for which the Warrant is exercisable as a result of future stock splits, stock dividends, reverse stock splits, and the like with respect to the Common Stock, and also upon certain dividends, distributions of stock purchase rights, and fundamental transactions by the Issuer.

Also in connection with the Redemption, the Issuer entered into a registration rights agreement, dated January 22, 2024, with CB Snowbird (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed, by January 31, 2024, to register the resale of the Warrant and the shares of Common Stock underlying the Warrant upon exercise by CB Snowbird. In addition to the initial registration, the Issuer granted CB Snowbird certain demand and piggyback registration rights. Additionally, CB Snowbird agreed that, without the Issuer’s prior written consent, neither it nor its affiliates will transfer the Warrant, any shares of Common Stock underlying the Warrant in excess of 300,000 shares of Common Stock in a single transaction (other than a brokers’ transaction) or shares of Common Stock underlying the Warrant directly to a holder who is or, to CB Snowbird’s knowledge, after such transfer would be required to file an original or amended statement on Schedule 13D. The Registration Rights Agreement is set to terminate upon the earliest to occur of (1) the time in which Rule 144(b)(1) under the Securities Act is available for the resale of the shares of Common Stock underlying the Warrant; (2) no holder under the Registration Rights Agreement holds registerable securities (as defined therein); and (3) June 30, 2029; provided, however, that so long as CB Snowbird holds the Warrant, the right to registration under the Registration Rights Agreement with respect to any other registrable securities will not terminate. The piggyback registration rights under the Registration Rights Agreement expire upon the earlier of June 26, 2025 and the term of the Registration Rights Agreement.

The above summary of the Redemption Agreement, the Warrant and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Redemption Agreement, the Warrant and the Registration Rights Agreement, a copy of each of which was filed by the Issuer on Form S-3 on January 22, 2024.

The Reporting Persons do not intend to take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Although the Reporting Persons do not currently have any specific plan or proposal to sell the Common Stock, except as described herein, the Reporting Persons, consistent with their investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of their securities of the Issuer, depending upon an ongoing evaluation of their investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of the Reporting Persons and/or other investment considerations.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of Amendment No. 1 is hereby amended and restated as follows:

(a) As described in Item 4, as of the close of business on January 22, 2024, the Reporting Persons may be deemed the beneficial owners of an aggregate of 738,750 shares of Common Stock issuable upon the exercise of the Warrant, representing approximately 7.92% of the Common Stock (representing 98.5% of the 750,000 total Warrant).

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 8,588,183 shares of Common Stock of the Issuer outstanding as of November 1, 2023, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 11, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 22, 2024, the Issuer entered into the Redemption Agreement, the Warrant and the Registration Rights Agreement, a copy of each of which was filed by the Issuer on Form S-3 on January 22, 2024.

Other than the the Warrant and the Registration Rights Agreement and the Joint Acquisition Statement attached as Exhibit 1 to the Schedule 13D, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Amended and Restated Common Stock Purchase Warrant, dated January 22, 2024, issued by HCI Group, Inc. to CB Snowbird Holdings, L.P. (incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-3 filed by the Issuer with the SEC on January 22, 2024).

Exhibit 99.2	Registration Rights Agreement Agreement, dated January 22, 2024, between CB Snowbird Holdings, L.P. and HCI Group Inc. (incorporated by reference to Exhibit 4.18 to the Registration Statement on Form S-3 filed by the Issuer with the SEC on January 22, 2024).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB SNOWBIRD HOLDINGS, L.P.

January 24, 2024	By: CSCP III Cayman GP Ltd., its general partner

	By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.

By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner

By: CSCP III Cayman GP Ltd., its general partner

	By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By: CSCP III Cayman GP Ltd., its general partner

	By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

	By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson